Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE SECOND QUARTER AND THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

Monaco, July 28, 2021 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the second quarter (“Q2 2021”) and six-months ended June 30, 2021.

I.	PROFITABILITY

•	Q2 2021 Net Income available to common stockholders of $82.8 million.
•	Q2 2021 Earnings per Share of $0.67.
•	Q2 2021 Adjusted Net Income available to common stockholders(1) of $58.3 million.
•	Q2 2021 Adjusted Earnings per Share(1) of $0.47.

II.	SALE AND PURCHASE ACTIVITY
•	Agreed to acquire an additional 21 dry bulk vessels.
•	Total fleet of 37 committed dry bulk vessels, 14 of which have been delivered.
•	Delivered the 1996-built, 1,504 TEU containership Prosper to her new owners. The sale resulted in a capital gain of $1.7 million.

III.	NEW CHARTER ARRANGEMENTS
•	10 new or extended container vessel charters since last quarter including the forward fixture of the two 2006-built, 9,469 TEU vessels Cosco Guangzhou and Cosco Ningbo for 3 years at a daily rate of $72,700, with estimated delivery to the new charterer in between the second and third quarters of 2022. The current daily rate for these vessels is $30,900.
•	7 new dry bulk vessel charters.

IV.	NEW DEBT FINANCING AND CAPITAL STRUCTURE
•	New agreements for the financing of containerships since last quarter for an aggregate amount of $261.6 million.
•	New agreements for the financing of dry bulk vessels since last quarter for an aggregate amount of $389 million including two hunting license bank facilities totaling $245 million.
•	New commitment in the form of a hunting license facility for the financing of the acquisition of dry bulk vessels for an aggregate amount of $150 million with a European financial institution, which is subject to documentation.
•	Liquidity of $353.8 million as of the end of Q2 2021 (including our share of cash amounting to $4.9 million held in companies co-owned with York Capital), which coupled with the $210.8 million of undrawn funds from the two recently signed hunting license bank facilities amounts to $564.6 million.

(1) Adjusted Net Income available to common stockholders and respective per share figures are non-GAAP measures and should not be used in isolation or as substitutes for Costamare’s financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

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NEW BUSINESS DEVELOPMENTS

A.	New charter agreements

•	The Company has chartered in total 10 containerships since our previous quarterly earnings release. More specifically, the Company agreed to:

-	Charter the 2006-built, 9,469 TEU containerships Cosco Guangzhou and Cosco Ningbo for a period of 36 to 39 months at charterers’ option, commencing between the second and third quarters of 2022, each at a daily rate of $72,700. Current daily rate is $30,900.
-	Charter the 2003-built, 6,724 TEU containership MSC Methoni with Maersk for a period of 56 to 60 months at charterers’ option, commencing between September 2021 and December 2021, at a daily rate of $46,500. Current daily rate is $29,000.
-	Charter the 2011-built, 4,178 TEU containership Neokastro with CMA CGM for a period of 60 to 63 months, commencing in the first quarter of 2022, at a daily rate of $39,000. Current daily rate is $24,000.
-	Charter the 2001-built, 6,712 TEU containership Porto Cheli with Maersk for a period of 60 to 64 months at charterers’ option, starting from June 9, 2021, at a daily rate of $30,075.
-	Charter the 2002-built, 5,908 TEU containership Porto Kagio with Maersk for a period of 60 to 64 months at charterers’ option, starting from June 9, 2021, at a daily rate of $28,822.
-	Charter the 2002-built, 5,570 TEU containership Porto Germeno with Maersk for a period of 60 to 64 months at charterers’ option, starting from June 29, 2021, at a daily rate of $28,822.
-	Extend the charter of the 2002-built, 4,132 TEU containership Ulsan with Maersk for a period starting from October 1, 2021 and expiring at charterers’ option during the period from January 20, 2026 to May 20, 2026, at a daily rate of $34,730. Current daily rate is $12,000.
-	Charter the 2001-built, 1,550 TEU containership Arkadia with China Navigation for a period of 22 to 24 months at charterers’ option, starting from July 5, 2021, at a daily rate of $21,500. Previous daily rate was $8,650.
-	Extend the charter of the 2001-built, 1,078 TEU containership Luebeck with MSC for a period starting from March 19, 2022 for a period of 24 to 26 months at charterers’ option, at a daily rate of $15,000. Current daily rate is $7,750.

•	The Company has chartered in total 7 dry bulk vessels. More specifically, the Company has:

-	Chartered the 2012-built, 81,500 dwt dry bulk vessel Builder for a period expiring between October 7, 2021 and January 5, 2022 at charterers’ option, at a daily rate of $25,000.
-	Chartered the 2011-built, 56,700 dwt dry bulk vessel Pegasus for a period expiring between September 25, 2021 and December 9, 2021 at charterers’ option, at a daily rate of $26,150.
-	Chartered the 2012-built, 58,000 dwt dry bulk vessel Eracle for a period expiring between October 11, 2021 and December 25, 2021 at charterers’ option, at a daily rate of $30,000.
-	Chartered the 2010-built, 79,700 dwt dry bulk vessel Sauvan for a period expiring between October 17, 2021 and December 31, 2021 at charterers’ option, at a daily rate of $30,250.
-	Chartered the 2011-built, 34,600 dwt dry bulk vessel Bernis for a period expiring between November 17, 2021 and January 31, 2022 at charterers’ option, at a daily rate of $25,250.
-	Chartered the 2006-built, 55,700 dwt dry bulk vessel Peace for a period expiring between September 12, 2021 and September 17, 2021 at charterers’ option, at a daily rate of $28,000.
-	Chartered the 2006-built, 55,700 dwt dry bulk vessel Pride for a period expiring around the end of August 2021, at a daily rate of $31,000.

B.	Dry Bulk Vessels Acquisitions

•	Since our previous quarterly earnings release, we have taken delivery of the following 14 dry bulk vessels:

-	m/v Builder, 2012-built, 81,500 dwt.
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-	m/v Sauvan, 2010-built, 79,700 dwt.
-	m/v Seabird, 2016-built, 63,600 dwt.
-	m/v Dawn, 2018-built, 63,500 dwt.
-	m/v Eracle, 2012-built, 58,000 dwt.
-	m/v Pegasus, 2011-built, 56,700 dwt.
-	m/v Peace, 2006-built, 55,700 dwt.
-	m/v Pride, 2006-built, 55,700 dwt.
-	m/v Interlink Verity, 2012-built, 37,200 dwt.
-	m/v Acuity, 2011-built, 37,100 dwt.
-	m/v Bernis, 2011-built, 34,600 dwt.
-	m/v Manzanillo, 2010-built, 34,400 dwt.
-	m/v Alliance, 2012-built, 33,800 dwt.
-	m/v Adventure, 2011-built, 33,800 dwt.

•	Furthermore, we have agreed to acquire the following 23 dry bulk vessels until the end of 2021:

-	m/v Spring Aeolian (tbr. Aeolian), 2012-built, 83,500 dwt.
-	m/v Jaigarh (tbr. Greneta), 2010-built, 82,200 dwt.
-	m/v Pedhoulas Farmer (tbr. Farmer), 2012-built, 81,500 dwt.
-	m/v Imperial Rose (tbr. Rose), 2008-built, 76,600 dwt.
-	m/v Darya Lakshmi (tbr. Bermondi), 2009-built, 55,500 dwt.
-	m/v Bulk Titan (tbr. Titan), 2009-built, 58,100 dwt.
-	m/v Star Athena (tbr. Athena), 2012-built, 58,000 dwt.
-	m/v Bulk Curacao (tbr. Curacao), 2011-built, 57,900 dwt.
-	m/v Bulk Uruguay (tbr. Uruguay), 2011-built, 57,900 dwt.
-	m/v Viet Thuan 56-01 (tbr. Thunder), 2009-built, 57,300 dwt.
-	m/v Serene Susannah (tbr. Serena), 2010-built, 57,300 dwt.
-	m/v Atlantic Merida (tbr. Merida), 2012-built, 56,700 dwt.
-	m/v Lara (tbr. Clara), 2008-built, 56,600 dwt.
-	m/v Interlink Comity (tbr. Comity), 2010-built, 37,300 dwt.
-	m/v Interlink Parity (tbr. Parity), 2012-built, 37,200 dwt.
-	m/v Interlink Equity (tbr. Equity), 2013-built, 37,100 dwt.
-	m/v N Discovery (tbr. Discovery), 2012-built, 37,000 dwt.
-	m/v Jia Tai (tbr. Taibo), 2011-built, 35,100 dwt.
-	m/v MS Charm (tbr. Charm), 2010-built, 32,500 dwt.
-	m/v Atlantic Progress (tbr. Progress), 2011-built, 32,400 dwt.
-	m/v Ming Yuan (tbr. Miner), 2010-built, 32,300 dwt.
-	m/v Konstantinos M (tbr. Konstantinos), 2012-built, 32,200 dwt.
-	m/v Great Resource (tbr. Resource), 2010-built, 31,800 dwt.

C.	New Financing Agreements

•	In June 2021, we signed a loan facility agreement with a European financial institution for an amount of $158.1 million, in order to refinance the existing indebtedness of 8 containerships and finance the acquisition of containerships Porto Kagio, Porto Cheli and Porto Germeno. The new facility will be repayable over 5 years.

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•	In June 2021, we signed a loan facility agreement with a leading European financial institution for an amount of $79 million, in order to finance the acquisition of containerships Androusa, Norfolk, CO Kobe (tbr. Dyros) and Cosco Fukuyama (tbr. Gialova). The new facility will be repayable over 4 years.

•	In July 2021, we signed a revolving loan facility agreement with a leading US financial institution for an amount of $24.5 million. The new facility will be repayable over 1 year.

•	In July 2021, we signed a loan facility agreement with a leading European financial institution for an amount of $81.5 million, in order to finance the acquisition of 8 dry bulk vessels. The facility will be repayable over 5 years.

•	In July 2021, we signed a loan facility agreement with a leading European financial institution for an amount of $62.5 million, in order to finance the acquisition of 8 dry bulk vessels. The facility will be repayable over 5 years.

•	In July 2021, we signed a hunting license loan facility agreement with a European financial institution for an amount of up to $120 million for the purposes of financing the acquisition cost of dry bulk vessels. The facility will be repayable over a period of 5 to 6 years.

•	In July 2021, we signed a hunting license loan facility agreement with a European financial institution for an amount of up to $125 million for the purposes of financing the acquisition cost of dry bulk vessels. The facility will be repayable over a period of 5 years.

D.	Dividend announcements

•	On July 1, 2021, we declared a dividend for the quarter ended June 30, 2021, of $0.115 per share on our common stock, which will be paid on August 5, 2021, to stockholders of record of common stock as of July 20, 2021.

•	On July 1, 2021, we declared a dividend of $0.476563 per share on our Series B Preferred Stock, a dividend of $0.531250 per share on our Series C Preferred Stock, a dividend of $0.546875 per share on our Series D Preferred Stock and a dividend of $0.554688 per share on our Series E Preferred Stock, which were all paid on July 15, 2021 to holders of record as of July 14, 2021.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“The container market rebound that began in the second half of last year has continued into the first half of this year, drawing strength from favorable supply and demand dynamics. Strong consumer demand, low inventory levels, and supply chain constraints have all contributed to record charter rates and longer charter durations.

All our containerships chartered during the quarter have been fixed at increasingly high levels of hire.

On the dry bulk side, we are pleased to report the acquisition of 21 additional vessels, since we first announced our entry into this sector. Our dry bulk fleet comprises of 37 vessels in total between 32,000 DWT and 85,000 DWT, with an average age of 10 years. Up to now, 14 ships have been delivered, with the rest of the fleet expected to be delivered by year-end.

The dry bulk acquisitions result from our decision to invest in this liquid sector where supply is limited by a low orderbook and demand is being driven by increased infrastructure spending and commodity consumption.

Supported by contracted revenues of US$ 3.3 billion and an average time charter duration of more than four years for our containership fleet, we have 15 containerships coming off charter over the next 18 months and 37 dry bulk vessels operating in the spot market, favorably positioning our company, should the currently strong market conditions continue.”

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Financial Summary

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data):	2020	2021	2020	2021

Voyage revenue	$233,273	$293,495	$111,869	$166,770

Accrued charter revenue (1)	$7,721	$2,146	$7,025	$1,114
Amortization of Time-charter assumed	$95	$(345)	$47	$(345)
Voyage revenue adjusted on a cash basis (2)	$241,089	$295,296	$118,941	$167,539

Adjusted Net Income available to common stockholders (3)	$64,265	$96,262	$31,705	$58,275
Weighted Average number of shares	119,927,560	122,615,427	120,319,180	122,844,260
Adjusted Earnings per share (3)	$0.54	$0.79	$0.26	$0.47

Net Income / (Loss)	$(43,447)	$158,757	$(76,223)	$90,616
Net Income / (Loss) available to common stockholders	$(58,289)	$143,309	$(83,913)	$82,762
Weighted Average number of shares	119,927,560	122,615,427	120,319,180	122,844,260
Earnings / (Losses) per share	$(0.49)	$1.17	$(0.70)	$0.67

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” in Exhibit 99.2.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three and the six-month periods ended June 30, 2021 and 2020. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

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Exhibit I

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2020	2021	2020	2021
Net Income / (Loss)	$(43,447)	$158,757	$(76,223)	$90,616
Earnings allocated to Preferred Stock	(15,461)	(15,448)	(7,768)	(7,854)
Gain on retirement of Preferred Stock	619	-	78	-
Net Income / (Loss) available to common stockholders	(58,289)	143,309	(83,913)	82,762
Accrued charter revenue	7,721	2,146	7,025	1,114
General and administrative expenses - non-cash component	1,508	3,207	832	1,768
Amortization of Time charter assumed	95	(345)	47	(345)
Realized gain on Euro/USD forward contracts (1)	(78)	(174)	(54)	(96)
Vessels’ impairment loss	31,577	-	28,506	-
Gain on sale / disposals of vessels, net	(10)	(1,406)	-	(1,666)
Non-recurring, non-cash write-off of loan deferred financing costs	478	363	478	-
Loss on vessels held for sale	79,197	-	78,965	-
(Gain) / loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	2,066	1,012	(181)	(105)
Fair value measurement / Change in fair value of equity securities	-	(51,094)	-	(25,157)
Other non-recurring, non-cash item	-	(756)	-	-
Adjusted Net Income available to common stockholders	$64,265	$96,262	$31,705	$58,275
Adjusted Earnings per Share	$0.54	$0.79	$0.26	$0.47
Weighted average number of shares	119,927,560	122,615,427	120,319,180	122,844,260

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock and gain on retirement of preferred stock, but before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, realized gain on Euro/USD forward contracts, vessels’ impairment loss, gain on sale / disposal of vessels, net, loss on vessels held for sale, fair value measurement of equity securities / change in fair value of equity securities, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component, non-cash changes in fair value of derivatives and other non-recurring, non-cash items. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.